                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                Piazza degli Affari 2
                                20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

PRESS RELEASE

TELECOM ITALIA: 2004 FINANCIAL STATEMENTS AND TIM-TELECOM ITALIA MERGER PLAN APPROVED

GENERAL SHAREHOLDERS’ MEETING HELD

MERGER TO PROCEED

DIVIDEND OF EURO 0.1093 PER ORDINARY SHARE AND EURO 0.1203 PER SAVINGS SHARE

Rozzano (Milan), April 7, 2005 – The General Shareholders’ Meeting of Telecom Italia met today in Rozzano, under the Chairmanship of Marco Tronchetti Provera, in both extraordinary and ordinary sessions.

In extraordinary session, Shareholders approved the merger by incorporation of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. This resolution was adopted with the favorable vote of 99,99% of those present, representing 38,91% of share capital. The merger, scheduled for completion by the end of June, will be carried out through the application of the following exchange ratios:

•

1.73 Telecom Italia ordinary shares, with a par value of 0.55 euro per share, for each TIM ordinary share, with a par value of 0.06 euro per share;

•

2.36 Telecom Italia savings shares, with a par value of 0.55 euro per share, for each TIM savings share, with a par value of 0.06 euro per share.

Taking into account the amount of treasury stock held by TIM and the equity investment held at present by Telecom Italia in the company about to be merged (both to be cancelled with no share exchange), Telecom Italia’s capital increase as a result of the merger will amount to approximately Euro 1,310 million through the issue of around 2,151 million new ordinary shares and around 230 million new savings shares.

In accordance with the plan, the transaction takes effect as of January 1, 2005 for accounting and tax purposes.

In its ordinary session the Shareholders’ Meeting:

- approved the 2004 financial statements of Telecom Italia S.p.A., and resolved to pay out a dividend of 0.1093 euro per ordinary share and 0.1203 euro per savings share.

The dividend payment will be settled on April 21, 2005, with ex-dividend date April 18, 2005.

- decided to enlarge the Company’s Board of Directors to ensure the presence of professionals with proven experience in managing the mobile business. Thus the General Shareholders’ Meeting resolved to:

•

increase the number of members of the Board of Directors from 19 to 21;

•

set the total yearly compensation of the enlarged Board of Directors at 3 million euro;

•

appoint Directors Marco De Benedetti, TIM’s current Chief Executive Officer, and Enzo Grilli, a current independent Director of TIM who meets the requirements of independence with regard to Telecom Italia.

Thus the Board of Directors of Telecom Italia will continue to be composed mainly of independent Directors (11 out of 21).

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

                           Cautionary  Statement  for Purposes of the "Safe Harbor" Provisions of the
                      United States Private Securities Litigation Reform Act of 1995.

                           The Private Securities Litigation  Reform  Act  of  1995  provides a "safe harbor" for forward-looking statements. The press release included in this Form
                      6-K contains certain forward-looking statements, including, but not limited to, discussion  of  the  post-transaction capital structure, cash flow  and  credit profile  of  the Telecom  Italia  Group,  and  the  changing  dynamics  of  the marketplace, including continuing developments in technologies.  Actual results may differ materially  from  those projected or implied in such forward-looking statements. Such forward-looking  information  involves risks and uncertainties that could significantly affect expected results  and  are based on certain key assumptions.

                           The  following  important factors could cause the Telecom  Italia  Group's actual results to differ  materially  from  those  projected  or implied in any forward-looking statements:

                         * the impact and consequences of the proposed transaction on our  cash flow and results of operations, as a result of the significant increase in our debt levels if the proposed cash tender offers are successfully completed which  may  affect  our  ability  to  take  advantage of other investment opportunities and our ability to successfully  achieve  previously stated
                           debt reduction targets;

                         * the  continuing impact of increased competition in a liberalized  market, including  competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

                         * the ability  of  the  Telecom  Italia  Group to introduce new services to stimulate increased usage of its fixed and  wireless  networks  to offset declines  in  its  fixed-line  business  due to the continuing impact  of regulatory  required  price reductions, market  share  loss  and  pricing pressures generally;

                         * the continuing impact of rapid or "disruptive" changes in technologies;

                         * the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

                         * the  impact  of  regulatory  decisions  and  changes  in  the  regulatory environment;

                         * the impact of political  and  economic  developments  in  Italy and other countries in which the Telecom Italia Group operates;

                         * the impact of fluctuations in currency exchange and interest rates;

                         * Telecom Italia's ability to successfully roll out its UMTS  networks  and services  and  to realize the benefits of its investment in UMTS licenses and related capital expenditures;

                         * Telecom Italia's ability to successfully implement its internet strategy;

                         * the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
                           America and in Europe;

                         * the amount and timing  of  any  future  impairment  charges  for  Telecom
                           Italia's licenses, goodwill or other assets; and

                         * the impact of litigation or decreased mobile communications usage arising from  actual  or  perceived  health  risks  or other problems relating to mobile handsets or transmission masts.

                           The foregoing factors should not be construed  as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to  place  undue reliance on such  forward-looking  statements,  which  speak  only  as of the date  hereof.
                      Telecom Italia undertakes no obligation to release publicly  the  result of any revisions  to  these  forward-looking  statements which may be made to  reflect events or circumstances after the date hereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 7th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager